

02007905

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED AUG 15 2002 WASH D.C. 153

SEC FILE NUMBER
8-33201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mitchell Capital Management, Inc.
F.K.A. First Balboa Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3187-D Airway Avenue
(No. and Street)

Costa Mesa, CA 92626
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James E. Mitchell 714 432-5300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sweek, Connolly & Company
(Name – *if individual, state last, first, middle name*)

3080 South Bristol Street, Ste 600 (Address) Costa Mesa, (City) CA (State) 92626 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 11 2002
THOMSON FINANCIAL P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James E. Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mitchell Capital Management, Inc., as of June 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of ORANGE

Subscribed and sworn to (or affirmed) before me on this 14th day of AUGUST (month), 2002 (year).

Karleen D. Monroe
Notary Public Karleen D. Monroe

James E. Mitchell
Signature

President
Title



KARLEEN D. MONROE
Commission # 1278083
Notary Public - California
Orange County
My Comm. Expires Sep 23, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MITCHELL CAPITAL MANAGEMENT, INC.

June 30, 2002

TABLE OF CONTENTS


Sweek
Connolly
& Company
CERTIFIED PUBLIC
ACCOUNTANTS
A PROFESSIONAL CORPORATION

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Mitchell Capital Management, Inc.

We have audited the accompanying statement of financial condition of Mitchell Capital Management, Inc. as of June 30, 2002, and the related statements of income and comprehensive income, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mitchell Capital Management, Inc. as of June 30, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information section is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sweek, Connolly & Company

Costa Mesa, California

July 23 , 2002

3080 South Bristol, Suite 600, Costa Mesa, California 92626-3060 • (714) 434-6000 • (800) 499-1729 • Fax (714) 434-6940
www.sweekconnolly.com

MITCHELL CAPITAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

June 30, 2002

ASSETS		
ALLOWABLE ASSETS:		
Cash - Comerica Bank	$	2,183
Cash - Wedbush Securities, Inc.		24,409
Total cash		26,592
Less: non-allowable clearing deposits		870
		25,722
Investments		74,963
TOTAL ALLOWABLE ASSETS		100,685
NON-ALLOWABLE ASSETS:		
Clearing deposits		870
Other receivable		4
Investments		23,383
TOTAL NON-ALLOWABLE ASSETS		24,257
	$	124,942
LIABILITIES AND STOCKHOLDER'S EQUITY		
A.I. INDEBTEDNESS:		
Accounts payable and accrued expenses	$	1,000
STOCKHOLDER'S EQUITY:		
Common stock, no stated value; 100,000 shares authorized; 24,500 shares issued and outstanding		24,500
Additional paid-in capital		125,132
Retained earnings (deficit)		(31,599)
Accumulated other comprehensive income		5,909
TOTAL STOCKHOLDER'S EQUITY		123,942
	$	124,942

See accompanying notes to financial statements.

MITCHELL CAPITAL MANAGEMENT, INC.

STATEMENT OF INCOME AND COMPREHENSIVE INCOME

For The Year Ended June 30, 2002

REVENUE:	
Commission revenue	$ 3,294
OPERATING EXPENSES:	
Clearance charges	2,821
Dues and subscriptions	2,583
Miscellaneous	370
Professional services	8,500
Regulatory fees	789
Taxes and licenses	52
TOTAL OPERATING EXPENSES	15,115
LOSS FROM OPERATIONS	(11,821)
PORTFOLIO INCOME:	
Interest income	639
Dividend income	5,577
TOTAL PORTFOLIO INCOME	6,216
LOSS BEFORE PROVISION FOR TAXES	(5,605)
PROVISION FOR INCOME TAXES	800
NET LOSS	(6,405)
OTHER COMPREHENSIVE INCOME:	
Unrealized gain on investments	17,460
COMPREHENSIVE INCOME	$ 11,055

See accompanying notes to financial statements.

MITCHELL CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For The Year Ended June 30, 2002

	Common Stock	Additional Paid-in Capital	Net Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)
Balance at July 1, 2001	$ 24,500	$ 106,540	$ (25,194)	$ (11,551)
Net loss for the year	-	-	(6,405)	-
Assets contributed from shareholder	-	18,592	-	-
Change in net unrealized gain on investments	-	-	-	17,460
	$ 24,500	$ 125,132	$ (31,599)	$ 5,909

See accompanying notes to financial statements.

MITCHELL CAPITAL MANAGEMENT, INC.

STATEMENT OF CASH FLOWS

For The Year Ended June 30, 2002

INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(6,405)
Adjustments to reconcile net loss to net cash consumed by operating activities:		
Changes in assets and liabilities:		
Decrease in commissions receivable		403
Increase in accounts payable and accrued expenses		158
NET CASH CONSUMED BY OPERATING ACTIVITIES		(5,844)
NET DECREASE IN CASH		(5,844)
CASH, BEGINNING OF YEAR		32,436
CASH, END OF YEAR	$	26,592

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Supplemental disclosures

Cash paid during the year for:		
Interest	$	-
Income taxes	$	800

Noncash investing and financing activities

On August 9, 2001 and May 2, 2002, the shareholder contributed marketable securities to the Company. Refer to Note 4 to the financial statement for details.

See accompanying notes to financial statements.

MITCHELL CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

For The Year Ended June 30, 2002

BALANCE AT BEGINNING OF YEAR	$	- 0 -
CHANGE DURING THE YEAR		- 0 -
BALANCE AT END OF YEAR	$	- 0 -

See accompanying notes to financial statements.

MITCHELL CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

June 30, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its office in Costa Mesa, California, and is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Company operates pursuant to the (K)(2)(i)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. To date, the Company's business has consisted of a general securities business, except municipals and options, on a fully disclosed basis.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Federal and State Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial reporting and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

MITCHELL CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

June 30, 2002

NOTE 2 - INVESTMENTS

Investments at June 30, 2002, are classified as available-for-sale in accordance with FASB Statement No. 115 and presented at fair market value. Market values at June 30, 2002, are as follows:

Aggregate cost	$ 92,760
Gross unrealized gain	5,586
Market value	$ 98,346

Investments at June 30, 2002, are as follows:

	Cost	Market Value
Preferred stock:		
Case Pomeroy & Co., 1,223 shares Series A 10% Cumulative	$ 7,664	$ 8,438
Case Pomeroy & Co., 13 shares 6% Cumulative	53	101
Fresenius National Medical Care Holdings, Inc., 249 shares Pfd 6%	17,342	18,426
HECLA Mng Pfd B, 500 shares	22,201	16,100
Price Legacy Corp., 2,000 shares Series A 8.75% Cumulative	29,724	32,200
Common stock:		
Bogue Electric, 7,500 shares	469	375
Crowley Maritime Corp., 1 share	1,250	1,220
Nasdaq Stock Market, Inc., 300 shares	3,300	3,300
United Mobile Home Inc., 1,400 shares	10,757	18,186
	$ 92,760	$ 98,346

The increase in net unrealized holding gain on available-for-sale securities that has been included in shareholder's equity for the year ended June 30, 2002, is $17,460.

The first-in, first-out method is used to determine the cost of each security at the time of sale.

NOTE 3 - PROVISION FOR INCOME TAXES

The provision for income taxes for the year ended June 30, 2002, consists of the following:

Taxes currently payable -		
Federal	$	-
State		800
	$	800

The deferred tax asset and liability at June 30, 2002, include the following:

Deferred tax asset	$	11,640
Deferred tax liability		(1,409)
		10,231
Valuation allowance		(10,231)
	$	-

The deferred tax asset results primarily from net operating loss carryforwards which may be applied against future taxable income. The deferred tax liability results primarily from unrealized holding gains on marketable securities. A valuation allowance has been recorded, as the Company does not expect to realize future tax benefits from the net operating losses. The decrease in the valuation allowance for the year ended June 30, 2002, is $2,121.

For tax purposes, the Company has $67,039 and $17,926 of unused federal and California operating loss carryforwards from the year ended June 30, 2002 that expire in various years through June 30, 2022 and June 30, 2012, respectively.

NOTE 4 - ASSETS CONTRIBUTED FROM SHAREHOLDER

On August 9, 2001, the Company received one share of common stock of Crowley Maritime Corporation and on May 2, 2002, 249 shares of preferred stock of Fresenius Medical Care Holdings, Inc. as a contribution from shareholder. Accordingly, the stocks have been recorded at their fair market value of $1,250 and $17,342, respectively, and additional paid-in capital has been increased by a corresponding amount.

NOTE 5 - NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of June 30, 2002, the net capital ratio was .01 to 1 and the net capital was $99,685 which exceeds the required minimum capital by $94,685.

NOTE 6 - RELATED PARTY TRANSACTIONS

The sole shareholder and members of his family hold investment accounts at the Company. The commissions earned on the sales transactions in these accounts, during the year ended June 30, 2002, was $2,600.

The Company shares office space with several other entities controlled by the Company's sole shareholder. The rent is paid by the shareholder personally and the results of operations could be significantly different if it were to operate autonomously of the related entities.

NOTE 7 - SUBSEQUENT EVENTS

On July 26, 2002, the shareholder contributed $65,000 to the capital of the Company. No additional shares are to be issued. The purpose of the contribution is to change the status of the Company with the NASD to a broker/dealer with required minimum capital of $100,000.

SUPPLEMENTARY INFORMATION

MITCHELL CAPITAL MANAGEMENT, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

June 30, 2002

TOTAL STOCKHOLDER'S EQUITY	$	123,942
LESS NON-ALLOWABLE ASSETS:		
Clearing deposits		870
Other receivable		4
Investments		23,383
NET CAPITAL	$	99,685

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

MINIMUM NET CAPITAL REQUIREMENT: ($5,000 or 6 2/3% of aggregate indebtedness, whichever is greater)	$	5,000
NET CAPITAL FROM ABOVE	$	99,685
NET CAPITAL IN EXCESS OF MINIMUM	$	94,685

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS	$	1,000
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.01:1
PERCENTAGE OF DEBT TO DEBT-EQUITY TOTAL COMPUTED IN ACCORDANCE WITH RULE 15c3-1(d)		N/A

MITCHELL CAPITAL MANAGEMENT, INC.

SCHEDULE II

RECONCILIATION OF NET CAPITAL

June 30, 2002

NET CAPITAL AS REPORTED IN UNAUDITED FOCUS REPORT PART IIA	$	96,873
ADJUSTMENTS TO ACCRUED LIABILITIES		342
ADJUSTMENTS TO INVESTMENTS		2,470
NET CAPITAL AS REPORTED IN AUDITED FINANCIAL STATEMENTS	$	99,685

THE COMPUTATION OF NET CAPITAL AS REPORTED IN THE UNAUDITED PART I AND PART IIA FILING DIFFERS FROM THE NET CAPITAL AS REPORTED IN THE AUDITED FINANCIAL STATEMENTS. THE DIFFERENCE IS NOT DEEMED MATERIAL.


Sweek
Connolly
Company
CERTIFIED PUBLIC
ACCOUNTANTS
A PROFESSIONAL CORPORATION

EXHIBIT 1

To the Board of Directors
Mitchell Capital Management, Inc.

In planning and performing our audit of the financial statements of Mitchell Capital Management, Inc. for the year ended June 30, 2002, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Mitchell Capital Management, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

3080 South Bristol, Suite 600, Costa Mesa, California 92626-3060 • (714) 434-6000 • (800) 499-1729 • Fax (714) 434-6940
www.sweekconnolly.com

To the Board of Directors
Mitchell Capital Management, Inc.
Page Two

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Swenk, Connelly & Company

Costa Mesa, California

July 23, 2002

MITCHELL CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

June 30, 2002